Media Release

Oyu Tolgoi shareholders sign agreement to progress the development of underground mine

18 May 2015

The development of the underground mine at Oyu Tolgoi in Mongolia has taken a significant step forward today with the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (the Plan) by the Government of Mongolia, Turquoise Hill Resources and Rio Tinto. The Plan addresses the key outstanding shareholder issues and sets out an agreed basis for the funding of the project.

With a new pathway to development of the underground mine agreed, the focus now shifts to finalising the project finance, the feasibility study and securing all necessary permits so that the underground mine development can proceed.

Prime Minister of Mongolia MP Chimediin Saikhanbileg said “Mongolia is back to business. Oyu Tolgoi is a world-class copper-gold asset and its further development is of great economic significance for Mongolia. We have finalised a way forward with our partners which re-establishes the foundations of a new and constructive relationship based on mutual trust and our joint long-term commitment to Mongolia’s growth.

“Unlocking Oyu Tolgoi’s underground mine will have a significant impact on the Mongolian economy, which will benefit Mongolian citizens for generations to come. Our joint agreement clearly positions Mongolia as an attractive country for investment and underscores the fact that Mongolia is open for business”.

Rio Tinto Copper and Coal chief executive Jean-Sébastien Jacques said “Our joint announcement today reflects tremendous leadership by all parties and paves the way for work to resume on the underground development, which is expected to deliver significant value to shareholders. The resolution of the outstanding issues reinforces the principles of the Investment Agreement signed in 2009, which underpinned the US$6 billion invested in Oyu Tolgoi to date, and provides a clear and stable framework for the future.”

Turquoise Hill Resources chief executive officer Jeffery Tygesen said “The signing of this agreement is the culmination of extensive work by Oyu Tolgoi’s shareholders over the last year. The agreement outlines a pathway to restarting development of the underground mine, and builds on the value that has already been unlocked for Mongolia from the operation of the open-pit mine which is providing jobs and other economic contributions as well as best practices in mining standards.”

The construction of the first phase of the pioneering Oyu Tolgoi project – the open-pit mine – was completed on schedule in less than 24 months. The operation celebrated one million tonnes of copper concentrate shipped in March 2015, less than two years after the first production left the mine. Oyu Tolgoi has a workforce that is 95 per cent Mongolian and Oyu Tolgoi LLC has paid $1.3 billion in taxes, fees and other payments to date.

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